ROYAL DUTCH SHELL CONFERENCE CALL
                   26 MARCH 2002 AT 2.30 P.M. (LONDON TIME)

IMPORTANT NOTICE:

This document has been approved solely for the purposes of section 21 Financial Services and Markets Act 2000 by Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Schroder Salomon Smith Barney is acting for Shell Oil Company and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the transaction.

For this purpose, "presentation" includes the presenter's speech and any written materials distributed at, or in connection with it.

The distribution of this presentation in, into or from any jurisdiction other than the United Kingdom may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

Investors and security holders are urged to read the proxy statement regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement will be filed with the U.S. Securities and Exchange Commission by the Pennzoil-Quaker State Company and security holders may obtain a free copy of the proxy statement when it becomes available, and other documents filed with the SEC by the Pennzoil-Quaker State Company at the SEC's web site at www.sec.gov. The proxy statement, and other documents filed with the SEC by Pennzoil-Quaker State Company , may also be obtained for free by directing a request to Pennzoil-Quaker State Company at 700 Milam, Houston, Texas, 77002. Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Pennzoil-Quaker State Company 's stockholders to approve the transaction at the following address: 700 Milam, Houston, Texas, 77002.

This presentation contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction, future financial and operating results and benefits of the pending merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of the Pennzoil-Quaker State Company stockholders to approve the proposed transaction; the inability to successfully integrate the businesses of Shell Oil Company and Pennzoil-Quaker State Company ; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about certain risk factors is set forth in the Form 20-F filed by the Royal Dutch/Shell Group of Companies and the Form 10-K filed by Pennzoil-Quaker State Company , and other documents filed with or furnished to the SEC by the Royal Dutch/Shell Group of Companies and Pennzoil-Quaker State Company . None of Shell Oil Company, Royal Dutch/Shell Group of Companies and Pennzoil-Quaker State Company is under any obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

The directors of Shell Oil Company (the "Company") accept responsibility for the information contained in this presentation, save that the only responsibility accepted by them in respect of information relating to Pennzoil-Quaker State Company (and its subsidiaries, subsidiary undertakings and controlled companies) which has been compiled from public sources is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and

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belief of the directors of the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information.


                                 INTRODUCTION


     Good afternoon to our European callers and good morning to our US listeners. I am Simon Henry, Head of Investor Relations for the Royal Dutch Shell Group of Companies, and I would like to introduce the speakers on the call today. With me here in London is Paul Skinner, a Managing Director of the Group and Chief Executive Officer of the Group's Oil Products business, and in Houston we are joined by Rob Routs, Chief Executive of our Oil Products business in the US, and Ron Blakely, Chief Financial Officer of that business.

     Paul will chair a question and answer session after the presentation in the normal manner. Although this teleconference is not being broadcast live on the web, the slides and the related press and stock exchange releases were posted on our website earlier today. Paul will talk to the slides and we hope you will be able to follow the speech. Following approval by Schroder Salomon Smith Barney the full audio recording of the telecon will be placed on the website later today at www.shell.com.

     If any listeners are interested in additional one-on-one follow up discussions or meetings, please contact any of the numbers given at the end of either the stock exchange or press release.

     Before progressing further, I would like to draw your attention to the three Disclaimer charts which you will find at the beginning of the presentation pack - the disclaimer is significantly longer than previously, which given the nature of the transaction reflects both the normal US and the new UK FSMA rules.

     Please bear with us and understand that although we may be restricted in what we can say, we will try to be as helpful and open as possible. I would now like to hand over to Paul to lead today's presentation.


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             ACQUISITION OF PENNZOIL-QUAKER STATE COMPANY BY SHELL

                                 PAUL SKINNER

     Good morning and good afternoon, Ladies and Gentlemen, (Good morning to our listeners in the USA), and welcome to this telecon on behalf of the Royal Dutch/Shell Group of Companies.

     Our purpose this afternoon is to brief you on the proposed acquisition by Shell of The Pennzoil-Quaker State Company (and I am talking to the first view graph, which shows various logos and images of the companies). The structure of the telecon is that we will commence with a presentation of some 30 minutes shared by Rob Routs and myself and we will then open the discussion to respond to your questions.

     With regard to the structure of the presentation I will provide you with an overview of the deal and explain the strategic rationale behind it in the context of our global Oil Products business. Rob will then take you through the basis on which the future lubricants activities of Shell in the USA will be structured, the financial benefits of the deal and the implementation timetable.

OVERVIEW OF THE DEAL

     First let me provide you with an overview of the transaction, which represents the third major portfolio deal in Oil Products within the last 12 months.

     It follows the agreement of a joint venture with DEA in Germany, Europe's largest market, and the acquisition, together with Saudi Refining Inc, of Texaco's interests in Equilon and Motiva. The deal we are announcing today represents a step-change in a key segment of the Oil Products market - lubricants. It is a high value-added business, with a low on-going asset intensity.

     Pennzoil-Quaker State Company is the world's largest independent marketer of lubricants, based on a well-established and attractive portfolio of brands, notably in North America. Shell has entered into an agreement to acquire the Pennzoil-Quaker State Company at a price of $22.00 per share and that is something that the board of the company will be recommending to their shareholders. Closing of the acquisition will be subject to approval by Pennzoil-Quaker


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State shareholders and necessary regulatory approvals in the USA and other countries. Our current assessment is that these processes can reach conclusion by the second half of the year.

     I regard this transaction as a further major step forward for Oil Products and one, which will prove positive for customers, distributors and staff.

STRATEGIC BENEFITS

     Our acquisition is based on a number of key strategic benefits from the combination of Pennzoil-Quaker State's business with our own improved resilience in our competitive position in the USA following the acquisition of Texaco's interests in Equilon and in particular the need to replace Havoline brand passenger car motor oils, a stronger portfolio of lubricant brands both in the USA and internationally.

     Pennzoil and Quaker State are the number one and number two passenger car motor oil brands in the US. These will be combined with Shell's strength in diesel engine oils complementing Pennzoil-Quaker State's strength in passenger car motor oils, the opportunity to optimise the supply and logistics chain across a significantly larger sales volume and similarly to significantly reduce cost structures. Not least, it gives us the opportunity to strengthen the base of professionalism in brand management and positioning, and category and channel management.

     In bringing these businesses together we foresee the delivery of benefits totalling at least $140 million per annum in 2004. These will be in addition to the already announced $400 million in benefits to result from the recent acquisition of Texaco's interests in Equilon and Motiva. This will leave us better positioned to serve our customers in the US and internationally.

ESTABLISHING GLOBAL DOWNSTREAM LEADERSHIP

     In the December strategy presentation, we outlined for you our aim to translate the downstream leadership we have sustained outside the USA into a global leadership position. On a global basis in 2001, our unit earnings in Oil Products were just behind those of ExxonMobil. The gap results from what has historically been relative under-performance in the USA. The deal we are announcing today will strengthen our market position in the world's No. 1 market, offer an enhanced portfolio of brands to support growth in other markets, lower our cost structure and


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improve capital efficiency, thus further reinforcing our ability to close the performance gap in the USA.

FINANCIAL SUMMARY

     The deal, which has been recommended by the Pennzoil-Quaker State Company board to their shareholders, is $22.00/share. At the end of 2001 the net book debt in Pennzoil-Quaker State was $1.1 billion, which we would assume. On completion, the acquisition will be accretive to earnings and cash flow in the first full year of ownership. The deal would result in an increase in OP capital employed of approximately $3 billion. In isolation, this would lead to a dilution of ROACE returns in the USA and globally in the early years, but given the progress we now expect in other areas driving efficiency in cost structures and capital, we are maintaining our ROACE targets as previously set out. As a reminder, both at reference conditions set out in December, they are:

     -    to achieve a 12% ROACE in the USA by 2004

     -    and 15% ROACE globally.

     Now let me hand over to Rob to take you through the implications of the deal for lubricants both globally and in the USA.


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                 KEY GLOBAL DIMENSIONS OF LUBRICANTS BUSINESS

                                   ROB ROUTS

     Thank you, Paul. Good morning to all our listeners in the US; good afternoon to folks in Europe. We turn to the chart that gives the key global dimensions of the lubricants business.

     Shell's current global market share in the lubricants market is about 9% by volume, and Pennzoil-Quaker State is around 3%. The combination of these two will elevate Shell to a leading position in global lubricants marketing.

     Currently the Pennzoil-Quaker State lubricants business is primarily focussed in the USA. With Shell's worldwide infrastructure of base oil and blending plants, this would enable us to develop and expand Pennzoil-Quaker State's passenger car motor oil brands internationally, optimising the positioning of the three brands in individual markets.

     In relation to supply chain, in total the combination of Shell and Pennzoil-Quaker State has good cover in terms of the ratio of base oil production capacity to total sales volume. There is an opportunity though, particularly in the Lube Oil Blending Plants, to rationalise to an optimum network, which can provide competitive supply costs across the full brand portfolio.

THE US LUBRICANTS MARKET

     The US is the most important market for Pennzoil-Quaker State, where they have the leading position in the passenger car motor oil sector. Pennzoil and Quaker State are the number one and number two brands in this sector, measured by volume, and as you can see currently Shell has a very small branded position. This strength in passenger car motor oils complements Shell's leading position in diesel engine oils where we have a prime product by the name of Rotella. The combination of Shell and Pennzoil-Quaker State provides an excellent portfolio of well-regarded brands for the customer. This will sit alongside the leading retail position held by Shell, which has the largest branded network of gasoline stations in the US offering an additional sales channel for Pennzoil-Quaker State's engine oils.

PENNZOIL-QUAKER STATE OPERATING SEGMENTS

     Pennzoil-Quaker State's portfolio embraces five business segments. The lubricants sales activity in the US includes a number of key channels (e.g. distributors, merchandisers, Jiffy Lube network and direct commercial sales) and is the major business platform. As referenced earlier


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


Shell's network offers a significantly expanded retail channel while conversely Pennzoil-Quaker State's current sales channels represent an opportunity for growth of key brands within the Shell portfolio.

     Let me briefly run through the four other areas of activities and our current plans for taking them forward.

CONSUMER PRODUCTS

     The business embraces well-known consumer brands with market leaders such as Slick 50, RainX and Blue Coral. The business is predominantly based in the USA and Canada. Pennzoil-Quaker State leverages these products off their strong branded motor oil sales, and this is a business area in which Shell is currently not represented.

JIFFY LUBE NETWORK

     The Jiffy Lube network embraces approximately 2,160 sites in the USA. This network is the leader; measured by number of sites, in freestanding fast lube changes and associated services. By the way, this is a business that has grown fast in the US as a result of the fact that people have their oil changes done more often than when they do it themselves. The business offers the prospect of growth in revenues through an enhanced service offering (e.g. computer diagnostic, engine oil analysis and automotive history reporting), but also represents an important outlet for lubricants.

EXCEL PARALUBES

     Access to high quality, cost-competitive base oils is beneficial to a successful lubricants business. The Excel Paralubes base oil plant at Lake Charles, Louisiana is a world-class facility producing high quality base oils. Pennzoil-Quaker State's 50% share of Excel Paralubes capacity represents approximately half of Pennzoil-Quaker State's base oil requirements in the US. Together with Shell's current base oil production capacity at Port Arthur, Martinez and Deer Park, this will provide a competitive supply base for the USA and enhance Shell's global availability of base oils.

SUPPLY/LOGISTICS IN US MARKET

     Overall the total base oil production capacity available to Shell and Pennzoil-Quaker State in the USA will be approximately 36,000 barrels per day, with availability on both the West and


                                      7


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Gulf coasts, and there will be the opportunity to reduce the number of Lube
Oil Blending Plants. Where the map indicates close overlap in a number of locations, we would thus envisage that the combined total of 18 plants in the USA can be reduced considerably, with consequent benefit to supply costs and capital efficiency. Overall, we believe this represents a solid and competitive supply infrastructure for meeting customer requirements.

INTERNATIONAL

     In total Pennzoil-Quaker State's brands are represented in some 90 markets around the world, with particular strength in market positions in Canada and Mexico, but also in the developing markets such as Thailand, India and Indonesia.

     We see three important aspects here. Given Shell's global supply and logistics infrastructure, there is the opportunity to deliver lower supply costs on existing volumes. Pennzoil-Quaker State is a leader in passenger car motor oil in Mexico - a key growth market for Shell. Further, Pennzoil-Quaker State brands enhance the overall portfolio of brands managed by Shell and with appropriate brand positioning in individual countries plus on-the-ground support, overall sales growth can be achieved.

BENEFITS FROM THE ACQUISITION

     As Paul mentioned earlier we are targeting to achieve at least $140 million in benefits in 2004. Around 70% of the benefits will be generated in the USA, principally through lower supply costs, a reduction in operating and overhead costs and Blending Plant rationalisation. Some 30% will be generated outside the USA, through similar savings.

     Current total work-force numbers in the USA within the two lubricant organisations are some 8,200. We would envisage a work-force reduction as a result of the integration of approximately 15%, principally in overhead and back-office support areas.

     As with our other recent transactions there will be clear accountability structures for delivery of these synergies and we will be reporting back to you on progress on a regular basis. We also estimate that there will be transaction and implementation costs of some $100 million before tax - but these will be taken up in accordance with purchase accounting rules.

IMPACT ON USA EARNINGS PROFILE

     Let me turn to the impact of the transaction on the future profile of Shell Oil Product's earnings in the USA. The left-hand side of the chart should be familiar to you from our presentation on the acquisition of Texaco's interests in Equilon and Motiva. Starting from a base which we believe is representative of adjusted earnings potential of Shell's OP business structures pre-acquisition, there is an increment related to the increase in our equity share to 100% in Equilon and 50% in Motiva, and a further increment which represents the Shell share of the $400 million before tax benefits to be delivered from the acquisition of Texaco's interests, together with Saudi Refining Inc.

     The new step is the earnings potential from Pennzoil-Quaker State's activities in the USA inclusive of the benefits to be generated by 2004. Overall this provides an earnings potential in the USA in 2004 of around $1.3 billion. As Paul mentioned earlier, although this acquisition will be slightly dilutive to our ROACE initially, we are maintaining our target of a 12% ROACE return at reference conditions by 2004.

KEY IMPLEMENTATION STEPS

     There are a number of important steps with regard to closure of the transaction and implementation. The first step would be for Pennzoil-Quaker State to seek approval from Pennzoil-Quaker State's shareholders. We are advised that this process takes approximately 3-4 months. Concurrent with the shareholder approval process, we will seek the necessary US anti-trust and other regulatory approvals. We are currently assuming the process would take until the second half of this year. We will use that time productively in order to pursue a detailed implementation process of integrating the businesses. Thereafter, once these approvals are in hand, events will move quickly, closing of the transaction, introduction of the new management structure for lubricants and implementation of the detailed action plans in key business activities and processes.

KEY TAKE-AWAYS

     Let me conclude with some key take-aways. I will try to summarise the key elements of the deal that Paul and I have covered:

          -    for Shell a step-change in the key lubricants sector

          - the combining of leading brands and market positions which complement each other


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


          -    a more robust market platform for the OP business in the USA

          -    the prospect of incremental international growth

          - accretive to earnings and cash flow from the first full year of operation and significant benefits to be generated by 2004

          - and to be delivered without changing previously announced ROACE targets.

     I believe this is a great deal from a USA perspective and also internationally. I will take pride in leading the combined businesses forward in the USA and in the integration of Pennzoil-Quaker State's non-USA activities within the global OP structures.

     We would like to stress to Pennzoil-Quaker State's customers that on approval of this deal Shell will continue the excellent attention to the Pennzoil-Quaker State brands.

     Thank you for your attention and I will now hand you back to Paul for the question and answer session.


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



                           QUESTION & ANSWER SESSION

     STEVE PFEIFFER (MERRILL LYNCH): As you mentioned, this would be a negative impact to ROACE ex any other changes outside of this transaction, it looks like you need to improve earnings outside of the transaction by about $150 million after tax. Could you just comment on how much you do need to increase earnings outside of this transaction in other parts of your business to make that happen?

     Secondly, strategically when you look at this transaction by itself, it looks like on consensus numbers, post your synergies, it is probably about an 8-10% ROACE. Admittedly you did lose the Havoline brand and needed to replace that, but what were the options to try to grow internally the Shell brand? In the past the group has mentioned the high quality image that Shell has around the world. What were the options or potential costs of trying to grass roots grow a brand name for Shell brand in the lubricants market? Thank you.

     PAUL SKINNER: Thank you for a series of questions there. I will deal with one or two, but I will pass back the financial question on ROACE to Ron Blakely.

     We knew, of course, as we came away from the Equilon Motiva transaction, that the Havoline brand would revert to Texaco and we looked at a number of options, including transferring some of our highly successful international brands - particularly passenger car motor oil brands such as Helix - into the United States, but we recognised we would be doing that from a standing start and that it was going to take a very long time. We were drawn instinctively to opportunities to fill that gap quickly with highly successful brands. There were a limited number of options. We formed the view that Pennzoil-Quaker State was an ideal company to merge with in this segment and so the transaction has occurred. In fact we are doing rather more than simply replacing Havoline. We are making a step change to a significantly higher market share.

     I think that was the second question you asked on the strategic aspects of it. We have a very strong lubricants business around the world and despite the successful diesel engine oil business we have in the United States, we saw this as a gap to be closed. We are very happy with the transaction we have done. It will take a little time, of course, in integration and for us to work the business towards the target rates of return to which we aspire, but as Rob said, we think we have taken a pretty conservative view of the synergies that we have presented in this discussion and I am confident that we will take this business quickly into double digit returns.


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


     With that, Ron, could I ask you to say something about the first of the questions on ROACE impact?

     RON BLAKELY: Yes, I can Paul. Steve, you indicated your calculations would have it between 8 and 10% and I would tell you that it is at that high end. That is the part that is slightly dilutive about this deal, but we remain very confident of being able to achieve the 12% targets in the US with this transaction in it.

     NEIL PERRY (UBS WARBURG): I am just looking at the growth in this business. You have said as part of the synergies that you have put in sales growth as well. You have 36% market share in the US and outside the US you have talked about the strength of Shell's own brands. Presumably you are not going to try to grow the Pennzoil-Quaker State brands outside the US because that would cannibalise your own brands in their markets, so where does this business go from here? At 36% what sort of market share are you targeting in the US if you are looking for sales growth to kick in and help you on the synergy side?

     PAUL SKINNER: I am going to give Rob an opportunity to address the question of what potential there remains in the US, but certainly we see a significant growth feature of this merged business outside of the United States. While Pennzoil-Quaker State is active in a total of I think 90 countries, there are only three or four where their market position is significant. What I think we will get down to very quickly is assessing the potential for introducing their very successful brands into other markets.

     Another aspect, which is very important to us, is that in the short time we have been in discussion with Pennzoil-Quaker State, we formed a very positive view of the skills that that team has in consumer goods marketing. I think that those skills will be very valuable to us in markets outside the United States and will help to contribute to growth there.

     Rob, how do you grow from 36%?

     ROB ROUTS: Let me just underline first the fact that in the contact I have had with the company, I am impressed with the talent that they have. Let us turn to growth for a minute. There are a number of areas where growth is still possible. If you look at the revenues of the company, about 80% come from the lubricants area and about 20% from the consumer products


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and goods I made reference to earlier in the presentation. That is a market that is growing fast and we think that good revenue growth will be possible in this area.

     The Jiffy Lube outlets are again in a market that is growing fast. In the US people are switching away from do-it-yourself oil changes to do-it-for-me. That does a couple of things. The do-it-for-me of course brings in higher lube sales through our lube change retail outlets. These retail outlets also sell consumer products and other car services. If you look at the average ticket growth in Jiffy Lubes, that is growing at a very attractive rate.

     Thirdly, I mentioned earlier the 22,000 plus retail stations we have in the US which actually sell very little of these brands. This is going to be a tremendous outlet for us to increase our market share. Internationally I would look at our neighbours - Mexico and Canada, in particular Mexico. The number one market position in Mexico of these brands will give us as a company a tremendous way in to the country. Those are the four factors I would like to stress.


     JEREMY ELDEN (LEHMANS) I have three short questions. First, what will you do with the Havoline brand in the meantime? I understand you have an 18 month usage of the brand. Are you going to throw it away as soon as you get Pennzoil, or might you get some money for it? Secondly, strategically Shell has indicated a desire to increase the weight of the group's capital employed in EP, gas and power. On my numbers you seem to be about 45% following this deal in oil products and down to somewhere in the low 30s in E&P. The deals are taking you away from that preferred portfolio. Is that any kind of a strategic issue? Finally, the consumer products business seems very un-Shell in its type of products. It does not seem to fit. When I first looked at it I thought that maybe your E&P colleagues were hoping fix-a-flat was the cure for their woes! Are you giving a commitment to that business - that it actually is going to be core - or might you review it later?

     PAUL SKINNER: Jeremy you are on good form this afternoon. I will let Rob come back to how we will manage the remaining period of our Havoline brand access, but on your second and third points, certainly this transaction should not be seen in any way as a turn around in our strategic direction. For the avoidance of all doubt, it remains our firm intention to grow the relative weight of E&P and our gas and power business within the overall portfolio. We never said, however, that we would not grow in oil products and it remains an objective for us to


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continue profitable growth there. Opportunities of course arise when they arise. In this case, coming out of the Equilon Motiva transaction, we wanted to fill an important gap in our oil products portfolio, so don't read anything more into it than the timing of the opportunity.

     You mention the consumer products business and I will pass your observation on to Walter. He will probably write to you about it. It is not a business that we have been in before, but we certainly understand the importance of a range of consumer products like this, alongside first quality lubricant brands in the general retailing environment that is developing in the United States, but also elsewhere. There is a very strong cross linkage in sales activities between these products and passenger car motor oils moving through the general retail sector. These are not just clip-ons; they are important drivers of success in the lubricants business and supporting the lubricants brands.

     Rob, a few words on Havoline if you would.

     ROB ROUTS: Telling you what we are going to do with Havoline would be telling the competition, so I want to be a bit careful around that. Certainly I can give you some historic perspective. On the non-passenger car motor oil side, we have been able to retain quite a bit of the volume that was Texaco branded. When I say quite a bit, I can say the majority of it, by replacing it with the appropriate and comparable Shell branded product. This has to do with anything that is industrial or commercial and heavy-duty engine oil. We are quite proud about that.

     On the motor oil side, of course now because it is an 18-month non-exclusive period, we are actually in competition with Chevron-Texaco around that same brand. We will continue that for the time being and I do not see any major change going forward until the 18-month period is finished. Our view on that might change, depending how this deal goes.

     If I could just say a couple of words on the consumer products side, I have to remind you that Shell is in the convenience store business. In our retail network we have many convenience stores. We are deep into category management in our own retail network and with the mass merchandisers. This will just add to that portfolio in a big way.


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


     FRED LEUFER (BEAR STEARNS): Good afternoon, I have a couple of questions. First, just to clarify timing, you said the closure of this deal should occur by the second half? Are you saying by July 1 or some time in the second half?

     PAUL SKINNER: Rob, do you want to take that?

     Rob Routs: It depends on the competition authorities. If there is going to be a second request, we are obviously past 30 days and that puts us in the four to six months period. Also I talked to the approval process by shareholders, which would be three to four months. We are now in March; add four to six months to it and you will find yourself in the July to September period.

     FRED LEUFER: Secondly, are there any break-up fees around this deal?

     ROB ROUTS: Yes, there are.

     FRED LEUFER: What are they?

     RON BLAKELY: There is a break-up fee that would be fairly typical to the deal and that will be shown in the proxy when it is finally published.

     FRED LEUFER: Can you give us what your share objectives for Pennzoil-Quaker State are outside of the United States? You indicated in the presentation that right now they only have a 3% of the international motor oil markets. What are your objectives and can you put some time frame around that?

     PAUL SKINNER: Maybe I can just say a brief word on that. We believe that we have here a number of very strong brands that have potential application outside of the countries in North America, where they currently do very well. The 3% is on the global total and, of course, just actually reflects that the business is not particularly strong outside of the United States. We will now get into a very intensive process of assessing our lubricants portfolio in each of our major markets, to see where the introduction of different brand, perhaps in different channels, could be a complementary addition to the business. That will certainly be one of the areas of opportunity in which we will work very hard over the course of this year.

     FRED LEUFER: It sounds as though you don't have any specific objectives for share?


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


     PAUL SKINNER: I would not want at this point to quantify any specific share objectives in any particular countries. I am just instinctively of the view that strong brands like this do travel. We will find markets where we can do very good business in them where they are not really in evidence today.

     FRED LEUFER: Let me try one last one. I also came up based on consensus numbers for Pennzoil, giving Shell the credit for the cost cutting, with about a 9% return in capital employed. Can you give us some time frame for when the return from this acquisition might get close to your overall downstream objectives or should we just view this as a business that is going to have a lower rate of return?

     PAUL SKINNER: I will leave that with Rob and Ron to respond to first.

     RON BLAKELY: Again I come back to the response to the earlier question about the calculation. We would see this as closer to the 10% return and I think as was indicated in the presentation, we would see the targets being fully achieved in the 2004 time frame.

     PAUL SKINNER: Maybe I could just add to that. The lubricants business of course sees some fluctuation in margins, like any of the oil products value chains, but to give you a sense historically, our global lubricants business has actually performed at levels of ROACE in excess of 20%. Our aim would be to work all we can to bring the combined lubricants businesses in the United States first of all solidly into double digits. My longer-term ambition would be to drive it higher than that.

     ROB ROUTS: Can I add something to what you are saying? When you look at the retail lubricants business over the past couple of years there has been tremendous pressure on margins. Oil prices of course have been rising, which increases feedstock to the lubricants funds. That has put pressure on the retail margins to a point where we in Shell last year had to pass on five price increases to the market. As you can understand, in a retail market that has moved very little over the past eight to 10 years, that was quite an achievement. However, we are at the level that we need to be and we believe that the lubricants results of this year, 2002, they are going to be better than those for 2001. The years 2000, and less so 2001, are not ones on which we should base the value of this business on the margin side.

     FADEL GHEIT (FAHNESTOCK): I have a few questions, the first one on the integration of the different brands - Pennzoil, Quaker State, Shell, Texaco, Havoline. How are you going to manage this in the near term and in the long term? Is Jiffy Lube going to be competing with the service stations that offer lube change? Is Pennzoil going to be marketed as the Shell station as well as the Texaco station? Could you just go briefly over your strategy both in the near term and the long term.

     PAUL SKINNER: Rob, can I ask you to respond to that?

     ROB ROUTS: Absolutely. We have a lot of respect for the Pennzoil and Quaker State brands. They have been established for a long time in this country and when I say that, I mean over 70 years. There is a great following of those brands in the US and they are supported by some excellent advertising and promotion. It is part of what we are buying and what we are paying for and we will certainly continue to carry and promote those two strong brands in the US.

     FADEL GHEIT: And then a question on your 12% ROACE target. What is the basis for the calculation? What are your assumptions and why are you betting on this number, knowing that it is a very volatile business?

     RON BLAKELY: First, I would take you back to the reference conditions that were set out in December on the margins in the oil products business. As we are talking here, I am just refreshing, that those were targeted 15% globally and 12% for the US business. This particular addition to the portfolio, while we mentioned earlier that it is slightly dilutive, is not a large enough impact to take us off those reference condition targets that remain in place.

     ROB ROUTS: Let me also add that you mentioned this is a volatile business. Actually the lubricants business is more robust than the marketing and refining business in general.

     FADEL GHEIT: I am talking about the R&M business - the core business itself. It is a very difficult business to be in to start with and I am just wondering if it is wise for the company to make a promise to deliver certain returns and then, when you fall short of that, it becomes a very difficult time for shareholders and for the staff.

     PAUL SKINNER: Maybe I could come in on this one. I think it take us back to the acquisition of the Texaco interests in Equilon and Motiva. Historically our US downstream business in its then configuration had been running at an annual earnings level of about $450 million under normalized conditions. We saw in December - or actually when we presented that transaction - an opportunity to grow it to an earnings level at reference conditions of around $1 billion a year by 2004, which was then on a capital employed of about $8 billion (talking in slightly round numbers), giving you the 12% target for 2004.

     I believe it is very important to have a stake in the ground, which represents realistic, deliverable stretch. If you want a good example of how that works in practice, you have only to look at the transformation of our European business in the past five years. Five years ago it was a low, single-digit return business. It is now a high performance trans-national country across the geography of Europe, earning in excess of 15%. Rob's task, together with his colleagues, is to drive his business forward to similar levels. We think 12% at reference conditions - we must say that - is achievable by 2004.

     What we are talking about today I do not think is dilutive to that ambition at all. We are confident that we can deliver it. We are not in any sense dreaming here. It is rooted in reality and effective management and we have done it before in similarly challenging circumstances.

     FADEL GHEIT: I wish you the best of luck, but I have a final question on the current management of Pennzoil. Are they staying because of their specific expertise in the consumer product area or is that not part of the deal?

     ROB ROUTS: Pennzoil-Quaker State has attracted some very good talent at the top level of the company. It is a mix of people that are very conversant in the lubricants business and the consumer products business. Of course we will have discussions with them, but as to the fact of whether they are staying with the business or going, my preference would be that we keep the good talent in the company. There are a number of people who have a lot of experience in the consumer products business and we would like to hang on to them under the right conditions.

     FADEL GHEIT: Thank you very much and best of luck.

     PAUL SKINNER: Thanks for the questions and the good wishes too.

     PAUL TING (SALOMON SMITH BARNEY): I have two questions. First, given the fact that the Pennzoil-Quaker State is more focused on passenger car motor oil, can you tell us whether this combination could also have a positive effect on your motor gasoline sales or give us an indication of whether you have done any studies along those lines?

     ROB ROUTS: I believe that the answer to that has to be yes, but I must admit that we have not done many scientific studies around it. If you look at the offering of both the motor oils and the consumer products in our stores, that undoubtedly will drive traffic up through our retail sites and will have an effect on gasoline sales.

     PAUL SKINNER: Just a few additional comments from me on that. Before Pennzoil-Quaker State we were just embarking on a complete rejuvenation of the Shell branded business in the United States. As we start a process of conversion of our retail image and customer value proposition from an old Shell to a new Shell and from Texaco to a new Shell coast to coast, the fact that we are now in a position to offer the strongest lubricants brands in the United States into that customer value proposition is immensely helpful to us. I believe it will increase the impact of the brand conversion process that we are just starting and which will be a very important feature of our way forward in the next three years.

     PAUL TING: Can you quantify the possible impact on the gasoline or diesel side of the volume as a synergistic effect?

     PAUL SKINNER: I don't think that we are ready to quantify that today. I think it is an upside to this transaction, but, of course, as we gain experience going forward with our brand conversion programme and the factoring in of these lubricants brands, that is a subject we will be happy to talk about some time in the not too distant future.

     PAUL TING: Thank you. My second question deals with the anti-trust issues. In one of your slides you show that there is not too much overlap between you and Pennzoil-Quaker State when you separate out the lube market into passenger car motor oil and diesel engine oil. However, taken as a total, you do have a step increase in the total lubricant market. Does that create any kind of anti-trust concern? Have you done any pre-analysis to see whether that might be an issue in the future?

     PAUL SKINNER: I will leave that question to my colleagues based in the United States.

     ROB ROUTS: We don't think so. The two arenas are very different competitive arenas and that is the way we believe the regulators will look at it.



     BERT VANHOVEN: I have two questions. First, you stressed the opportunities in Mexico. Of course this is a mature business in the industrial context. Can you give us growth targets as far as volume is concerned overall for your Pennzoil acquired business?

         Secondly, how far does this acquisition influence your plan for share buy-back this year?

     PAUL SKINNER: Thank you for your questions. I will take the one related to buy-back. The answer to that is simply that this transaction has no material impact on our buy-back plans. It will not result in any change there. On growth expectations from Pennzoil-Quaker State, again, Rob please?

     ROB ROUTS: One has to understand that we are buying a public company and that we have access to public data only. We know, of course, what their market share is. We have not many specifics as to how that is distributed through the country of Mexico. It is our assumption that with the economic growth in Mexico and the size of the population, there is a major opportunity there.

     BERT VANHOVEN: I am sorry. I may have created a misunderstanding. My question was not exclusively related to growth in Mexico, but to overall growth for the company, resultant of the various growth parameters in different countries.

     ROB ROUTS: The answer does not, I think, change in that regard. We really need to get into more detail as to what ...

     PAUL SKINNER: I think that's a good question. It is one that we would certainly be ready to come back to, but the directional response is that outside of the United States, Shell has extensive marketing networks and supply change infrastructure in lubricants and that is capable of absorbing and taking to market exciting new brands. Directionally that should amount to growth.

     PHILIP DODGE (RYAN BECK): My question is on income taxes. When you are making our estimates of earnings contributions and return on capital effect, are you assuming any income taxes on the Pennzoil-Quaker State earnings, considering that they have significant tax loss carry forwards.

     PAUL SKINNER: Ron, I will leave that one with you.

     RON BLAKELY: As best we could ascertain from the documentation available to us, we were able to put those tax loss carry forwards into our calculations to arrive at the valuations we have, but, again, our insight there is no better than yours in terms of being able to derive that through the public documents. However, we were able to include it in our calculations.

     PHILIP DODGE: So you have assumed them. Thanks very much.



     BILL DEALLAUME (UBS ASSET MANAGEMENT): Jut picking up on Jeremy's earlier question, is there anything in the Chevron Texaco agreement that would preclude you from migrating Havoline buyers over to one of the new brands you just acquired?

     PAUL SKINNER: Rob?

     ROB ROUTS: No, there's nothing there to prevent us from doing that.

     BILL DEALLAUME: Then my second question is are you considering developing joint Jiffy Lube Shell outlets on the retail side?

     ROB ROUTS: We have, of course, Rapid Lubes on the Shell sites. The difference between Jiffy Lubes and Shell is that Jiffy Lubes are mostly stand-alone and the Rapid Lubes are tied into our own retail network. Again, the target on those two offerings is different - different customer value propositions - but it opens the door for us to look at this and see if we cannot ascertain an optimum in this area through combinations of the powerful brands.



     RICK WEBBER (DRESDNER KLEINWORT): It sounds like, as you begin to develop your lube offerings in your service stations, you will become both a supplier and a competitor in regard to a ... zone. Can you address that issue please?

     ROB ROUTS: Yes, they are definitely two different channels with two different offerings. As you know, a lot of the Pennzoil-Quaker State volume is going through mass marketers. That will provide a platform for competition, but it is no different from where we are today. If you look at Havoline and Shell, Shell is a mass marketer and so we are in the same situation now and the name of the game is to optimize the offerings to the customer.

     PAUL SKINNER: It is a good question again, but the lubricants business as we know it around the world today has evolved from what was very much a gasoline forecourt business to a multi-channel business where the ... are ... one of the factors is ... so our experience in many companies is that while these are prima facie competitive, they can be very complementary.

     ROB ROUTS: Let me add to that, that in the US there are two very distinct channels - one that is called do-it-for-me and the other one is do-it-yourself. The mass marketers are, of course, very much relying on the do-it-yourself environment, although they have oil change facilities also attached to some of the mass marketers. Those two approaches differ distinctly between what we offer in our Jiffy Lube or retail stations and the mass marketers.



     ROB MCLEAN (CSFB): Just two further basic questions. The first is on the chart you have in there showing the USA earnings profile. We have had one or two questions about this issue, but can you help me at least to work out where that earnings number actually comes from? It looks like a $250-300 million figure by 2004. We know about the benefits of $140 million which I presume are in there; you've talked about tax loss carry forwards; can you help me to get to that number? Is there a re-financing assumed in there? Is there any interest expense?

     My second question has again partly been asked. Clearly the culture within Pennzoil-Quaker State is very different from that in Royal Dutch Shell and you have answered a couple of questions in this area. How important is it to retain that culture, given this new management structure that you are putting in place? Do you think that is the right way to maintain that? Presumably you do, but maybe you could just talk through some of your concerns about retaining the existing culture within the company as it currently stands.

     PAUL SKINNER: Let me say a bit on the first question, to which Ron may wish to add something and we will leave the second with Rob. The chart you are looking at points towards an income in the $200 million plus range - up to $250 by 2004. That represents quite a lot of different factors relative to Pennzoil's recent situation. Certainly it is a company that has been carrying a large amount of debt. If you look at the difference between their recent EBITDA and net income reported you see that effect. Obviously we would change the financial structure of this business pretty quickly.

     It is also a company that has been through major restructuring and reorganization, which to some extent has masked some of the real strengths of the business. Add to that what we think we can do in terms of synergy - and $140 million is a pre tax indication - we think that the suggested earnings level of up towards $250 million is quite deliverable within a three-year period. I like to think we may even have been a bit conservative about that. It is a question of seeing the migration of a business that has come from quite a challenging period to one where it would have the support and integration with a large, strong business like our own.

     Ron would you like to add anything to that and then move on to the culture difference?

     RON BLAKELY: I will just add two comments, Paul. It is pre-interest to specifically answer that question as it does incorporate the synergies.

     ROB ROUTS: Let me try to answer the cultural question. First, senior management in Pennzoil from what we heard was quite receptive and positive about this next step that they could make with their business internationally and in the US. What we are sensing from the general population in Pennzoil-Quaker State is that the deal is quite positively received, mind you, we are only 48 hours into it, so we shall see what the general reaction is going to be.

     If we set the subject of culture apart, the culture on the one hand is values and on the other hand is behaviour. On the values side, Shell values are very strong and we feel from all the negotiations that we have gone through with them that Pennzoil-Quaker State values are very strong too. The behavior consist very much in being directed towards the customer and providing the best customer value proposition. We are going to be the supplier of choice in the car care industry and the lubes industry and we believe that those two things - the strong values in the two companies and the customer focus - will bring the businesses together in terms of culture.

     ANDREW MCPHAIL (ING BARINGS): First, the market appears somewhat skeptical about the price tag that you have placed on this assets. Could you possibly tell us how you actually arrived at $22 per share without using ROACE as a valuation metric? Secondly, I notice from Pennzoil's balance sheet they have a substantial goodwill proportion. Could you tell us what level of goodwill is attached to this acquisition?

     PAUL SKINNER: On the first one, we arrived at $22 of course by negotiation, but that is an easy answer. Clearly we have carried out a very full valuation of the business in discounted cash terms and we feel comfortable that at $22 we are left with a significant value creation opportunity going forward. I think that the deal compares reasonably favourably with such transaction history as there is in this business. On a trading EBITDA multiple basis it is very comparable to the BP Burmah Castrol deal of a year or so back and I don't think it is at all out of line with the sort of thing you would expect to see. The key point for us is that it meets an important strategic need and leaves us with a significant value creation opportunity, so we feel pretty good about it.

     On the goodwill, that is a little technical, so Ron would you take that?

     RON BLAKELY: I would be happy to, Paul. We will of course have to distribute the price across the assets of the company that we are acquiring and we have a period of time to do that. We know we have two brands here that are very strong and we would expect to be able to attribute value to them, but clearly we will have to take time to go through the assets to determine which will be part of the portfolio going forward. Out of that there may or may not be a goodwill component, but at this particular time it is very hard for us to guess what that would be.

     PAUL SKINNER: Thank you, Ron. I think we probably have time for one more question.



     COLIN SMITH (CREDIT SUISSE FIRST BOSTON): I wonder if you could say something about your brand strategy, particularly internationally, since that seems to be an element of the deal that you have highlighted. Are you saying that you propose to use Pennzoil and Quaker State as stand alone brands, or would they be identified as Shell outside of the US?

     PAUL SKINNER: I think that needs a bit more work, but my instinct would be to see them as stand alone brands, capable of sitting alongside Shell branded lubricant products in different segments, provided there is a distinct differentiated and defensible customer value proposition that can be linked to them.

     Ladies and gentlemen, if the feedback I am getting is correct, we have pretty much exhausted the line of questions you have put to us. In closing I would just like to take the opportunity to thank you all for your interest in this transaction and for joining us on the call this afternoon. We think it is an important step forward for Shell's Oil Products business and we are determined to succeed with it. Of course, we look forward to discussing it with you from time to time as we engage in this kind of communication. Thank you all very much, both in the United States and in Europe.